United States securities and exchange commission logo





                               February 27, 2024

       Jeremy Allaire
       Chairman and Chief Executive Officer
       Circle Internet Financial Limited
       99 High Street, Suite 1701
       Boston, MA 02110

                                                        Re: Circle Internet
Financial Limited
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
13, 2023
                                                            CIK No. 0001876042

       Dear Jeremy Allaire:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please provide us with your legal analysis as to whether either USDC or EURC is a
                                                        "security" within the
meaning of Section 2(a)(1) of the Securities Act.
   2. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries are or
hold themselves out as being engaged primarily in the business of investing or trading in
securities, as described in Section 3(a)(1)(A) of the Investment
                                                        Company Act of 1940 (
Investment Company Act   ). In your response, please (i) discuss
                                                        the Company   s
investments in securities as reflected on the company   s balance sheet,
                                                        including any
securities recorded as    cash equivalents,    (ii) discuss the Company   s
                                                        business of holding and
trading stablecoins, including an analysis of their status as investment securities,
and (iii) address, in detail, each of the factors outlined in Tonapah
                                                        Mining Company of
Nevada, 26 SEC 426 (1947).
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 2 27, 2024 Page 2
FirstName LastName
3. Please provide a detailed legal analysis regarding whether the Company or any of its
         subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(C) of
         the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators, with values as of your most recent fiscal quarter ended. Please also (i)
         specifically describe the types of assets recorded as    cash
equivalents    on your balance
         sheet, (ii) specifically describe the assets included within    assets
related to safeguarding
         obligations    on your balance sheet, if any, and (iii) describe and
discuss these assets
         proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations.
4. Please provide the source for any market and industry data included in your disclosure.
         As examples only, we note the following disclosures:
             Your statements on page 12 that "[a]s of August 2022, the market capitalization of all tracked digital assets was $1.1 trillion" and your "market opportunity encompass[es]
             more than $2.2 trillion in global consumer payments revenue forecasted by 2027."
             Your statement on page 109 that "[i]n 2020, financial services contributed approximately $1.4 trillion to the gross domestic product of the United States, representing approximately 8% of U.S. GDP."
5. Please define at the place of first usage all acronyms, abbreviations or industry terms, such as "EFFR" on page 78 and "SMTP" and "SSL" on page 123, and clearly explain their meanings so that a reader without specialized industry knowledge can understand them.
6. We note your disclosure on page 33 that you depend on third-party partners and payment systems. Under an appropriately captioned heading, please identify the third-party partners and payment systems on which you are materially dependent upon, and specify the purpose of your relationship with each party identified. Please also file your material agreements with third-party partners and payment systems as exhibits or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.
7. Please revise your disclosure to describe any material arrangements or agreements, including any distribution or revenue sharing agreements, between the Company and any crypto asset exchanges or other parties. In this regard, please describe any revenue sharing agreements the Company currently has or previously has had. With respect to any current or prior revenue sharing agreement, please revise your disclosure to clarify the following:
             provide the details of those arrangements, including identification of the other party(ies), key terms and conditions;
             revise to disclose the material rights and obligations of the parties to any such agreements, including the goods and services promised by the parties to the agreement; and
             with respect to the calculation of the revenue sharing allocation, specifying the percentage allocated during each period presented.
8. Please tell us, and revise your disclosure to discuss, how you expect your reserve assets
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 3 27, 2024 Page 3
FirstName LastName
         would be treated in the event of bankruptcy.
9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
Founder's letter, page 1

10. We refer to the letter from your founder. Please revise the letter and your Summary section to ensure that it is a balanced presentation of your business and offering. In this regard, we note that the letter includes performance claims concerning your growth rate but it does not equally address the risks or challenges you face. In addition, please substantiate the following statements in the letter or remove them from your disclosure:
             your "open, honest and transparent approach has been essential in helping governments understand new and complex technologies;"
             your investment in compliance has been "pivotal in building trust with banks and regulators;"
             regarding your statement that "partnering with governments will be essential to building an internet financial system," please disclose what you mean by "partnering with governments" and specify any governments with which you have entered into partnerships;
             you have "supported approximately $12.4 trillion in on-chain transactions" as of
              September 30, 2023; and
             you are building a "highly regulated" set of financial market infrastructures and holding yourself to "the same enterprise risk and compliance standards of leading international banks."
Prospectus summary, page 6

11. Please revise your summary to provide a brief overview of the key aspects of the offering, using clear and plain language. In that regard, please revise to provide the reader with a clear and concise understanding of the current state of your business and industry. Please avoid using unnecessary jargon or marketing language. Please also ensure that your presentation is balanced and does not overly emphasize your plans for growth or expansion or expectations regarding future industry developments. Circle's stablecoin network in the new internet financial system, page 7

12.      You define payment stablecoins as    digital bearer instruments issued
by regulated entities
         that represent and entitle a holder to redeem a unit of fiat currency
at par.    Please explain
         the applicability of this definition to your payment stablecoins in light of the fact that not all holders of your stablecoins are able to redeem in exchange for reserve assets.
 Jeremy Allaire
Circle Internet Financial Limited
February 27, 2024
Page 4
13. We note your disclosure on page 8 that you "ensure readily available access to [y]our stablecoins around the globe with deep traditional banking on- and off-ramp relationships
         (i.e., channels between fiat currency and stablecoins), as well as through distribution contracts with leading consumer financial applications and payments enterprises." Please expand to disclose the "deep traditional banking on- and off-ramp relationships" you refer to, as well as the "distribution contracts with leading consumer financial applications and payments enterprises" to which you refer. Please also revise to clarify what you mean by your statement that "[m]oney is fundamentally a network" and identify the "leading institutions" with which you have entered into partnerships, as your disclosure references.
14. We note your disclosure that "over time, [you] intend to monetize the activity on [y]our network with products that can earn fee-based revenues based on transactions and usage."
         Please expand your disclosure to describe your plans regarding products that can earn fee-
         based revenues in greater detail.
Circle's role in driving stablecoin adoption, page 10

15. We note your disclosure on page 7 that "Circle has built one of the largest and most widely used stablecoin networks in the world." Please disclose the basis for this statement and any quantitative criteria you are using in support thereof, and please balance your statement by disclosing that Circle holds a 22% stablecoin market share, as disclosed on page 85. In addition, we note your disclosure throughout referring to Circle as the
         "largest regulated stablecoin issuer in the world," as well as your disclosure on page 8 that
         "[t]he USDC 'digital dollar' issued by Circle is a leading regulated payment stablecoin." While it appears that certain aspects of your activities may be subject to regulation or regulatory license, it is not clear the extent to which the material aspects of your business and operations are actually subject to regulation or regulatory license.
         Please balance your characterizations throughout by disclosing the extent to which the material aspects of your business and operations are not "regulated" like banks and fiat currency.
Risk factors, page 19

16. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.
17. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of market conditions (e.g., the
FirstName LastNameJeremy Allaire
       March 2023 regional banking crisis in the United States, including the Silicon Valley
Comapany
       BankNameCircle     Internet
              failure disclosed onFinancial
                                   pages 82 Limited
                                            - 83, and other crypto asset market
developments) as
       well
February  27,as2024
                any changes
                     Page 4 they have made to address those gaps.
FirstName LastName
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 5 27, 2024 Page 5
FirstName LastName
Stablecoin platforms and competition may limit the viability of Circle stablecoins, page 20

18. Please revise this risk factor to include a cross-reference to your discussion under the subheading "Competitive landscape" on page 124.
The future development and growth of Circle stablecoins is subject to a variety of factors..., page
22

19. We note that this risk factor appears to include a number of risks. Please break this risk factor into multiple risk factors.
There is regulatory uncertainty regarding the classification of Circle stablecoins..., page 25

20. We note your disclosure at the bottom of page 27 that in addition to Circle stablecoins, you may "introduce and/or commercially support other digital assets." Please specifically identify any such other crypto assets that you have plans to introduce and/or commercially support.
Our customers' funds and digital assets may fail to be adequately safeguarded by us..., page 31

21. Please revise the second paragraph of this risk factor to briefly describe the types of losses that your fidelity insurance covers, including quantitative disclosure regarding the amount of coverage for your crypto assets and your customers' crypto assets. Establishing connectivity with decentralized finance protocols..., page 37

22. To the extent material to understanding the risks described in this risk factor, please identify the protocols to which you provide connectivity.
We obtain and process a large amount of customer data, including sensitive customer data..., page 55

23. In an appropriate section, please describe in greater detail your data collection practices or those of your third-party service providers. Briefly discuss whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and customers, please add related risk factor disclosure.
Management's discussion and analysis of financial condition and results of operations
Our business model, page 76

24. We note from your USDC Terms available on your website, the identification of "User
         Type A - a Circle Mint account holder, currently only available to institutions located in supported jurisdictions" and "User Type B - which for the avoidance of doubt, are not customers of Circle, as Users Type B do not have a Circle Mint account," and that only "Users Type A can redeem USDC directly with Circle." We note throughout your disclosures the use of the term customer as it relates to USDC. Please enhance your
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 6 27, 2024 Page 6
FirstName LastName
         discussion to:
             Clarify that a customer's initial step required to participate in your stablecoin network is the establishment of a Circle Mint account, which is currently only available to institutions in supported jurisdictions; and
             Differentiate between your customers and end users of USDC that are not your customers.
Circle stablecoins, page 77

25.      Please enhance your disclosures to clarify the following:
             Describe the relationship between the receipt of fiat to fund reserves and minting of new USDC and EURC, including the timing of fiat receipt and that your stablecoins are redeemable upon demand 1:1;
             Disclose, consistent with Section 15 of your USDC Terms, that you charge no transaction fees for the minting and issuance of Circle stablecoins or for their redemption; and
             That you earn revenue from your stablecoin business by investing the fiat received upon minting and that such revenue is comprised of interest on the cash and cash equivalents and debt securities underlying the Circle stablecoin reserves.
26. We note your disclosure that since January 2023, Circle stablecoin reserves have been limited to balances held at banks and the Circle Reserve Fund, and your disclosure that currently all EURC reserve assets are held only in cash. We also note your disclosure on page 32 that "[y]our USDC reserve is managed in accordance with guidelines set forth in
         [y]our USDC Investment Policy." Under an appropriate heading, please provide more detailed disclosure regarding your USDC Investment Policy, as well as your investment policy for EURC, including information on how these policies may be changed. In addition, with respect to the Circle Reserve Fund, please revise as follows:
             Explain the Company's contractual rights, responsibilities and decision-making authority over the investing decisions of the Circle Reserve
Fund.
             Explain and disclose if BlackRock has the ability to make investment decisions, without your approval, that are inconsistent with the Company's reserve management policy and what actions, if any, the Company could take if that were to occur.
         Further, to the extent accurate, please explicitly disclose the Company's plans and intentions to maintain a reserve management policy in the future that is consistent with your current reserve management policy. Please also identify the committee(s) or individuals responsible for overseeing USDC and EURC and their investment policies.
         Please also disclose who is currently managing the cash reserves.
27. We note your disclosure that Circle holds approximately 90% of its reserves in the Circle
         Reserve Fund, an SEC-registered 2a-7 government money market fund issued by
         BlackRock, and available only to Circle. Please revise to disclose the material terms of any agreement that you have with BlackRock and disclose the ownership structure for the
         Circle Reserve Fund (e.g., clarify if Circle is the sole shareholder of the fund, if true).
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 7 27, 2024 Page 7
FirstName LastName
Web3 Services, page 79

28. Please revise your disclosure under "Web3 Services" on page 79 to include a cross-
         reference to your related disclosure under "Web3 Services application platform" on page
         118.
Key factors affecting operating results
Strategic partnerships fostering our stablecoin network, page 81

29. We note your disclosure that you have "partnered with dozens of digital asset platforms that provide seamless access to convert between fiat currency and USDC." Please revise to disclose the digital asset platforms with which you have entered into partnerships.
Growth in new products and services, page 81

30. We note your disclosure that in early 2023 you launched your Cross-Chain Transfer
         Protocol offering and have "already seen its significant growth." Please revise to provide quantified disclosure regarding such growth, including any related metrics.
Distribution costs, page 83

31.      Please address the following with respect to your Collaboration
Agreement with
         Coinbase:
             Disclose the nature of Circle expenses incurred for USDC issuance and management, including how such amounts are accounted for and recognized in the financial statements.
             Enhance your disclosure to clarify how the amount of USDC in circulation held outside Circle and Coinbase platforms will be utilized in the determination of the amount to be paid to Coinbase.
             Disclose the percentage of USDC in circulation held outside Circle and Coinbase platforms as it appears this will be a key factor in the amount of distribution costs, which you disclose on page 86, that you expect to increase due to volume and rising fees on certain popular blockchain networks.
32. We note your disclosure on page 86 that you incur distribution costs to incentivize distributors to use and distribute Circle stablecoins. We also note your disclosure that you expect to continue adding distributors in the future. Please revise to disclose whether you have any distributors besides Coinbase, disclose any plans you have to add distributors, including any timeline for adding distributors, and whether you have entered into any related negotiations or agreements.
Significant transactions
Collaboration Agreement with Coinbase and the Centre Acquisition, page 83

33. Please tell us more about your relationship with Coinbase and whether it is acting as your agent under your original distribution agreement and/or your August 2023 Collaboration
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 8 27, 2024 Page 8
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         Agreement. In this regard, it appears from your disclosure on page 86 that the purpose of these agreements is to incentivize Coinbase to use and distribute Circle stablecoins. Your response should include a discussion of whether Coinbase customers who acquire USDC are made aware of your relationship with Coinbase and whether they know whether the
         USDC is freshly minted or believe they are acquiring USDC from
Coinbase   s own
         inventory of digital assets.
Key operating and financial indicators, page 84

34. Please enhance your key operating data to include weighted average USDC in circulation for the periods presented.
USDC in circulation, page 84

35. We note your disclosed definition of USDC in circulation. We also note your definition of
         USDC in circulation, in the same amount, included in your monthly USDC Reserve
         Reports on your website. Please revise your disclosure that    USDC in
circulation is the
         total amount of USDC minted and outstanding    to further clarify that
it is comprised of
         total USDC supply on approved blockchains less the two components as identified in your monthly USDC Reserve Reports. Also disclose the relevant amounts reconciling to the
         USDC in circulation that you currently present.
36. Regarding your definition of Tokens Allowed But Not Issued to be included in the reconciliation requested in the preceding comment and excluded from total USDC in circulation, please tell us and revise your disclosures to provide clarity on the following:
             Explain what it means to be allowed but not issued;
             Explain why they should be excluded from the definition of total USDC in circulation;
             Explain who holds these tokens and whether you received any funds for them;
             If you did not receive any funds for these tokens, explain when you expect to receive the funds;
             Explain who controls these tokens and how control is established; Explain what rights they have. For example, explain if they can be redeemed and why
              or why not;
             To the extent they cannot be redeemed, explain what controls are in place to monitor and track them to ensure they are not commingled with USDC in circulation that can be redeemed;
             Explain when and how they are issued; and
             Explain how you account for these tokens in your financial statements and why, separately referencing for us the authoritative literature you rely upon to support your accounting.
37. Regarding your definition of Access Denied Tokens to be included in the reconciliation requested in the second preceding comment and excluded from total USDC in circulation, please tell us and revise your disclosures to provide clarity on the following:
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 9 27, 2024 Page 9
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                Confirm that funds were received for these tokens when they were originally issued;
                Clarify what you do with those segregated reserve funds when they are placed on access denial; and
                Explain how you account for Access Denied Tokens, including whether you maintain a liability on your balance sheet and explain why or why not. Separately reference the authoritative literature you rely upon to support your accounting.
Reserve return rate, page 84

38. Please revise your disclosure to clarify how you calculate the average period balance for deriving your reserve return rate. In this regard, for example, it is unclear whether the average is a simple average of beginning and ending period reserve balances, daily balances, weekly balances, monthly balances, etc.
39. Given the significance of your reserve income to your operating results, please tell us your consideration for separately providing average balances and reserve return rates for each significant type of asset (e.g., bank deposits versus U.S. Treasury Securities) within each class of reserve asset (as disclosed on page 98) backing your USDC redemption obligation.
USDC on platform, page 85

40. Please enhance your disclosure to clarify the distinction between USDC on platform of approximately $534 million and USDC for which the Company maintains the cryptographic key information necessary to access the digital assets and thus recognizes a related safeguarding obligation of approximately $554 million disclosed on page F-27.
USDC minted/USDC redeemed, page 85

41. Please expand your disclosures to highlight that individuals and institutions without Circle
         Mint accounts cannot present their USDC to you for redemption and summarize how those holders obtain and dispose of their USDC holdings.
Meaningful Wallets, page 85

42. Please discuss any limitations on the usefulness of your Meaningful Wallets metric to the extent that a material number of the Meaningful Wallets are owned or controlled by the same person or entity.
Key components of revenue and expenses, page 85

43. You describe your business as originating with the launch of USDC which is now the largest regulated issuer of stablecoins and for which you provide key operating and financial indicators. Please enhance your discussion of revenue and expenses to clarify how the issuance and minting of redeemable USDC and EURC generates related reserve income and if you incur distinct costs to mint and/or redeem stablecoins aside from distribution costs and transaction costs related to the subsequent utilization of your
 Jeremy Allaire
Circle Internet Financial Limited
February 27, 2024
Page 10
         stablecoins.
Results of operations
Revenue, page 90

44. We note your disclosure that distribution and transaction costs were partially offset by rebate costs. Please revise your disclosure to clarify what you mean by "USDC rebate costs."
Liquidity and capital resources
Composition of stablecoin reserves, page 98

45.      Please revise to include a more robust discussion of the Company   s
available liquidity and
         capital resources under the BlackRock Fund structure going forward. For example,
         consider the need to clarify the availability of the Company   s cash
and ability to readily
         convert cash equivalents into known amounts of cash. In addition, consider the need to explain any controls, thresholds or processes that may be in place in the event of a significant increase in redemptions during a short period of time.
46. You disclose that you manage your stablecoin reserves in accordance with all applicable regulatory requirements and commercial laws and that all stablecoin tokens minted and outstanding are backed by an equivalent amount of fiat currency-denominated assets held in segregated accounts. Please revise your disclosure, if true, to:
             Clarify that although you manage your stablecoin reserves in accordance with all applicable regulatory requirements and commercial laws, the existence of your stablecoin reserves is the result of an arrangement with your Circle Mint account holders; and
             Explain why you have more reserve assets segregated for the benefit of customers and stablecoin holders of $44,737 million compared to deposits from customers and stablecoin holders of $44,582 million as of December 31, 2022 and clarify whether you have access to this excess. To the extent that you are required by law or internal policy to maintain a level of this excess, disclose the relevant threshold.
47. We note your disclosure that stablecoin balances significantly exceeded the Federal
       Deposit Insurance Corporation (FDIC) insurance limit of $250,000 at each financial institution. Please revise your disclosure to specifically quantify the balance that exceeded the FDIC limit at the end of each reporting period or disclose how you calculate the aggregate amount of FDIC deposit insurance related to financial institutions where USDC reserves are held. In this regard, it is unclear from your disclosure whether the entire cash balance depicted in your tables is held at financial institutions. FirstName LastNameJeremy Allaire
48. Please consider expanding your disclosure in the table on page 98 to provide additional
Comapany    NameCircle
       information       Internet
                     regarding theFinancial
                                   compositionLimited
                                                  of the assets in the Circle
Reserve Fund for the
       periods  indicated.
February 27, 2024 Page 10
FirstName LastName
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FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
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              2024       Internet Financial Limited
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Warrants, page 99

49. Please identify the commercial counterparty and the digital asset exchange with which you entered into agreements to grant warrants to purchase common shares of a consolidated subsidiary that will be automatically converted one-for-one with common shares of Circle.
Cash flows, page 100

50. Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please enhance your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item
         303(b)(1) of Regulation S-K and sections 1.B. and IV.B. of Release No. 33-8350 and
         Release No. 33-10890 for guidance.
Quantitative and qualitative disclosures about market risk, page 105

51. You identify interest rate risk and foreign currency risk as market risks that could impact future financial operating results. Please tell us how you have considered the guidance in
         Instruction 3(A) under paragraph 305(a)(1)(ii) of Regulation S-K in preparing your intended disclosure and address the following in your response:
             Tell us how your hypothetical 100 basis point increase or decrease in interest rates at
              December 31, 2023 aligns with the average yields and changes thereof to be disclosed on page 98.
             Tell us how your disclosure expresses the potential loss (or gain) in future earnings, fair values or cash flows as stipulated in paragraph (A) of the guidance referenced above.
             Tell us your consideration for providing average, high, and low sensitivity analysis amounts over multiple periods as indicated in Instructions 1A and 1B to Item 305(a)
              of Regulation S-K.
             Tell us whether you believe the 100 basis point increase or decrease in interest rates is reasonably possible in the near-term as stipulated in Instruction 3A to Item 305(a)
              of Regulation S-K, specifically explaining whether you believe an increase or decrease in interest rates is reasonably possible given actions taken by the Federal
              Reserve Board.
Business, page 106

52. To the extent material, please discuss how the bankruptcies of companies in crypto asset-
         related businesses and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether the company has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated. In
 Jeremy Allaire
FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 12 27, 2024 Page 12
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         addition, and also to the extent material, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
53. If material to an understanding of your business, discuss any steps you take to safeguard
         your customers    crypto assets and describe any policies and
procedures that are in place to
         prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others.
Our platform, products, and ecosystem
The Circle stablecoin network
Reserve management infrastructure, page 115

54. We note your discussion of your reserve management infrastructure, including the Circle
         Reserve Fund issued by BlackRock. Please address the following:
             Disclose the legal form of the Company's investment in the Fund (e.g., whether it is a variable or voting interest);
             Disclose a more fulsome understanding of your stablecoin reserve strategy, including total reserve asset allocations and specifically with regard to the Circle Reserve Fund, entities involved, contractual rights of each party, including responsibilities and decision-making authority over the investing decisions of both your and the Circle reserve fund and redemption limits and/or restrictions;
             Disclose if BlackRock has the ability to make investments, without your approval, that are inconsistent with the Company's reserve management policy and what actions, if any, you could take if that were to occur;
             Disclose your plans and intentions to maintain a reserve management policy in the future that is consistent with your current reserve management policy;
             Provide us with an accounting analysis, citing authoritative literature, of your investment in the Fund (e.g., whether it is consolidated, etc.);
and
             Provide us with an accounting analysis, citing authoritative literature, supporting your determination to classify the shares of the Fund as cash equivalents and the measurement basis using the Fund's net asset value, including how it meets the definition and satisfies both of the conditions to be cash equivalents in ASC 230-10-
             20.
Circle Mint, page 116

55. We note your disclosure that USDC and EURC are fully backed one-for-one by at least an
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FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
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         equivalent value of fiat currency-denominated assets, and are always redeemable one-for-
         one through a Circle Mint account. We also note your disclosure that Circle Mint is currently available to institutional and enterprise customers. Please revise your disclosure
         to clarify what you mean by    enterprise customers.    Please also
revise your disclosure to
         clarify that not all holders, including all of the individual holders that are not eligible for a
         Circle Mint account, are able to redeem your stablecoins on a one-for-one basis with you, and they may have to incur transaction fees or other expenses to convert their stablecoins to fiat currency.
Partner with leading at-scale consumer-facing businesses and applications..., page 123

56. We note your disclosure that you partner with consumer-facing businesses and applications to achieve widespread distribution and that you manage such partnerships through the Circle Alliance Program. Please expand your disclosure to briefly discuss how the Circle Alliance Program works, including how any related agreements are structured and the parties involved, and provide specific illustrative examples, as appropriate.
Principal non-U.S. regulatory regimes, page 129

57. We note your disclosure that you are planning to expand into markets where you currently do not operate. Please expand your disclosure to identify any such markets and the businesses you intend to engage therein. Please also revise to disclose the expected timeline and associated costs and risks, to the extent such information is material and reasonably available. In addition, please make related revisions to your disclosure on page
         123 regarding your growth strategy (e.g., in the second and fifth bullets).
Material agreements, page 133

58. Please tell us how you considered filing the License Agreement with Coinbase as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Consolidated statement of cash flows, page F-8

59. Please reconcile for us why the aggregate of the three line items listed below does not agree with the digital assets (gains) losses and impairment, net line item on your statement of operations:
             Digital assets impairment loss;
             Gain on sale of digital assets; and
             Gain related to digital assets collateral.
60. It appears that your deposits held for customers and stablecoin holders financing activity cash inflow is actually presented net of cash outflows for redemptions. If this is true, please address the following:
             Tell us why it is appropriate to present netted cash flows. Reference for us the authoritative literature you rely upon to support your presentation.
             Reconcile the $2,176.8 million amount presented here to the $2,138 million net
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Circle Internet Financial Limited
February 27, 2024
Page 14
              increase in USDC in circulation as presented on page 77.
Notes to consolidated financial statements
Note 1. Description of business
Liquidity, page F-10

61.      Please address the following about the Circle stablecoins you hold:
             Confirm for us whether these stablecoins are classified as cash and cash equivalents segregated for corporate held stablecoins on your balance sheet. If not, tell us where these stablecoins are presented on your balance sheet and the amount at each balance sheet date you present.
             Tell us whether these stablecoins are also reflected in your deposits from customers and stablecoin holders on your balance sheet.
             If these stablecoins are reflected in your deposits from customers and stablecoin holders account, tell us why it is appropriate to effectively present an obligation to yourself on your balance sheet.
             If these stablecoins are not reflected in your deposits from customers and stablecoin holders account, tell us why it is appropriate to reflect the cash as being segregated if you apparently can freely use that cash as implied by your disclosure.
Note 2. Summary of significant accounting policies
Assets segregated for the benefit of customers and stablecoin holders, page
F-11

62. Please tell us why you characterize cash and equivalents as being segregated for both customers and stablecoin holders while you characterize available-for-sale securities as being segregated only for stablecoin holders. In your response, tell us:
             What customers have assets segregated for their benefit; and To the extent assets are segregated only for stablecoin holders, why you characterize
             them as customers given that you do not charge for the minting of USDC and you disclose on page F-18 and elsewhere that your reserve income is outside the scope of
             ASC 606.
Digital assets, net, page F-13

63. Please tell us why you characterize this asset as being presented net. In your response tell us what you net against these assets. To the extent you only net impairment losses, tell us why characterizing the balance as net is appropriate when ASC 350-30-35-19 stipulates that the adjusted carrying amount after an impairment loss becomes the new accounting basis.
FirstName LastNameJeremy Allaire
64. Please revise your disclosure to state, if true, that you recognize impairment losses
Comapany    NameCircle
       whenever          Internet
                  carrying        Financialquoted
                           value exceeds    Limited market prices of the
respective digital asset
       during
February       the period.
          27, 2024  Page 14
FirstName LastName
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FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
Page 15 27, 2024 Page 15
FirstName LastName
Deposits from customers and stablecoin holders, page F-16

65. Please address the following with respect to your deposits from customers and stablecoin holders:
             Tell us what amounts are due to your customers as opposed to stablecoin holders and explain whether any portion of this balance relates to anything other than USDC and, in 2023, EURC.
             You state that you are obligated to redeem all Circle stablecoins presented by Circle
             Mint customers on a 1:1 basis for U.S. dollars or Euros, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. Revise your disclosure to clarify, if true, that you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers.
             In that regard, we note reports that Coinbase paused conversions of USDC to U.S.
             dollars around the time of Silicon Valley Bank   s failure to
honor your request to
             withdraw $3.3 billion in reserve deposits. Please tell us whether and to what extent those events impacted how you processed Circle stablecoin redemption requests at that time.
             Provide us your analysis explaining why amounts collected from Circle Mint account holders for the minting of EURC are liabilities. Reference for us the authoritative literature you rely upon to support your accounting.
             Given that the vast majority of USDC outstanding is not held by Circle Mint account holders on your platform, tell us and enhance your disclosures to clarify why you record an obligation to redeem Circle USDC stablecoins for those held by non-Circle
             Mint account holders.
General and administrative expenses, page F-18

66. Please tell us whether any of these expenses or any others (e.g., compensation expenses or
         IT infrastructure costs) represent research and development costs. If so, tell us the amounts for each period to be presented in your filing and your consideration for disclosing those amounts as required by ASC 730-10-50-1.
Stock-based compensation, page F-20

67. Please tell us why the measurement of stock-based compensation related to your non-
         employee grants is subject to periodic adjustment as the underlying equity instruments vest. Reference for us the authoritative literature you rely upon to support your policy.
Note 4. Available-for-sale debt securities segregated for the benefit of stablecoin holders, page
F-26

68. Please tell us why the fair value of U.S. Treasury securities at December 31, 2022 is reported as $8,749.1 million when the independent, third-party assurance report for that date available on your website depicts two separate U.S. Treasury securities in your "other
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FirstName   LastNameJeremy    Allaire
Circle Internet Financial Limited
Comapany27,
February    NameCircle
              2024       Internet Financial Limited
February
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         USDC Reserve Assets;" one with an indicated market value of $8,011.2 million and the other of $2,512.5 million. We also note from your disclosure in the table at the bottom of page 98 that it does not appear that any of the U.S. Treasury securities in the Circle
         Reserve Fund are included in your available-for-sale debt securities account as the aggregate balance for the Circle Reserve Fund depicted in that table appears to equal that in the independent, third-party assurance report. Please explain why U.S. Treasury securities held in the Circle Reserve Fund are apparently not classified as available for sale debt securities and revise your disclosure as necessary.
69. Please tell us why the aggregate of your available-for-sale debt securities and cash and cash equivalents that are segregated for the benefit of customers and stablecoin holders as reported on your balance sheet at December 31, 2022 of $44,742.4 million does not agree with the total of $44,694.0 million as reported in the independent, third-party assurance report for that date available on your website.
Note 10. Derivatives and embedded derivatives, page F-30

70. Please disclose how the underlying notional amounts are accounted for in your financial statements for the periods presented.
Note 15. Debt
Loans payable, net of debt discount, page F-39

71. You disclose that in June 2022, you repaid the entire principal balance of your $25 million loan payable plus accrued interest of $6.1 million in USDC. We also note that you disclose the (re)payments as non-cash transactions in your consolidated statement of cash flows. Please address the following:
             Tell us how you accounted for the issuance/minting of the USDC you used for the loan and interest payments and how that issuance/minting is reflected in your cash flow statement. In your response, tell us when you minted the USDC in relation to its use for this loan repayment.
             As you appear to present the cash underlying corporate held stablecoins (presumably
              USDC and/or EURC) and not the stablecoins themselves on your balance sheet, and as you include that cash in the total cash and cash equivalents balance reconciled in your statement of cash flows, tell us your consideration for reflecting the use of
              USDC for the loan principal repayment as a financing activity in your statement of cash flows.
             Tell us all the transactions and/or payments for which you used USDC to settle, including how you accounted for such transactions, including the underlying minting/issuance of USDC and the authoritative guidance in which you relied.
Note 18. Stock-based compensation
Stock options, page F-44

72. We note that you disclose both the weighted-average exercise price of stock options
 Jeremy Allaire
Circle Internet Financial Limited
February 27, 2024
Page 17
         granted during 2022 and the weighted-average grant date fair value of stock options granted as $30.68. As you disclose in your policy note on page F-20 that the exercise price of each option must be at least 100.0% of the fair market value of the common stock as of the grant date, and as ASC 718-10-50-2d requires the disclosure of the weighted-average grant-date fair value of the award, not the fair value of the underlying stock, please revise your disclosure to provide the weighted-average grant-date fair value of your options granted during the year or tell us how it can be the same as the weighted-average exercise price for those grants.
Note 19. Earnings (loss) per share, page F-46

73. Please revise your table of common stock equivalents excluded from your loss per share computation because they are antidilutive to include the common stock issuable upon conversion of your preferred stock.
       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJeremy Allaire                               Sincerely,
Comapany NameCircle Internet Financial Limited
                                                               Division of
Corporation Finance
February 27, 2024 Page 17                                      Office of Crypto
Assets
FirstName LastName